SEC FILE NUMBER: 000-23851

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB   [_] Form 11-K    [_] Form 20-F
             [_] Form 10-Q and Form 10-QSB   [_] Form N-SAR

                For Period Ended: December 31, 2006
                [_] Transition Report on Form 10-K
                [_] Transition Report on Form 10-K
                [_] Transition Report on Form 20-F
                [_] Transition Report on Form 11-K
                [_] Transition Report on Form 10-Q
                [_] Transition Report on Form N-SAR
                For the Transition Period Ended:______________________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


CENTENARY INTERNATIONAL CORP.
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Full Name of Registrant


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Former Name if Applicable


Paraguay 1233 (1057)
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Address of Principal Executive Office (Street and Number)


Buenos Aires, Argentina
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |(a)   The reasons described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense;
      |
 [X]  |(b)   The subject annual report, semi-annual report; transition report on
      |      Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
      |      filed on or before the fifteenth calendar day following the
      |      prescribed due date; or the subject quarterly report of transition
      |      report on Form 10-Q, or portion thereof will be filed on or before
      |      the fifth calendar day following the prescribed due date; and
      |
      |(c)   The accountant's statement or other exhibit required by Rule
      |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)


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The attorney that reviews the Company's periodic reports to be filed with the
Securities and Exchange Commission was out of the country from March 20, 2007 through March 28, 2007, and has been unable to complete his review of the Company's Annual Report on Form 10-KSB. The Company anticipates promptly filing the Annual Report as soon as the attorney completes his review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert N. Wilkinson      (801)             533-9645
      -------------------      -----------       -----------------
      (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Centenary International Corp. anticipates reporting a net loss of approximately $24,273 for the year ended December 31, 2006 as compared to net income of $897,544 for the year ended December 31, 2005. The change is primarily due to the fact that in the year ended December 31, 2005, the Company had a gain from discontinued operations in the amount of $970,544, and no similar gain during the year ended December 31, 2006. In addition, general and administrative expenses for the year ended December 31, 2006 increased to $55,636 as compared to $26,000 in the prior year. Also, the Company had total other income of $31,363 during the year ended December 31, 2006 compared to total interest expense of $47,000 in the year ended December 31, 2005.

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                          Centenary International Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2007              By  /s/ Hector Patron Costas
                                 ---------------------------------------------
                                 Hector Patron Costas, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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